February 7, 2013

Terry French
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549

Re:	Futura Pictures, Inc.
Form 10-K for the fiscal year ended February 29, 2012
Filed April 30, 2012
File No. 000-54211

Dear Mr. French:

I am in receipt of the staff’s comment letter dated February 1, 2013. This letter will serve to confirm that all future Company filings will adhere to and incorporate the staff’s comments contained in the letter.

With respect to Comment No. 3, “Tell us how you made this acquisition since we did not see the issuance of any stock or any increases in assets”:

As a result of a change in management and business plan, the new management of Progressive Care, Inc., fka Progressive Training, concluded that the “Video Training” business no longer fit into their existing business model and agreed to transfer this business to us for no consideration. We effectively acquired an excess of liabilities over assets amounting to approximately $63,000. Based on the related party status between Buddy Young, our CEO, and Progressive Training, Inc. prior to the time of the acquisition, we concluded that Fair Value accounting could not be applied in this transaction and accordingly recorded the assets and liabilities at their book value and the offsetting entry was recorded as a reduction of Additional Paid in Capital. No common stock or cash was issued in this transaction.

Futura Pictures acknowledges that:

.
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Buddy Young
Buddy Young, President

cc  Brad Wiggins
      SecuritiesLawUSA, PC

      Jeff Hass
      Farber Hass Hurley LLP